UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 1-672
Rochester Gas and Electric Corporation

(Exact name of registrant as specified in its charter) 89 East Avenue Rochester, NY 14649 (800) 743-2110

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Cumulative Preferred Stock (Par Value $100)
Cumulative Preferred Stock (Par Value $25)
Preference Stock (Par Value $1)

(Title of each class of securities covered by this Form) 6.65% Series UU First Mortgage Bonds, due 2032

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provisions relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☒ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☒ ☐ ☐ ☐ ☐
Approximate number of holders of record as of the certification or notice date:
Cumulative Preferred Stock (Par Value $100) Cumulative Preferred Stock (Par Value $25) Preference Stock (Par Value $1)		0 Holders 0 Holders 0 Holders

     Pursuant to the requirements of the Securities Exchange Act of 1934, Rochester Gas and Electric Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: July 18, 2007	By: /s/Joseph J. Syta Joseph J. Syta Vice President - Controller and Treasurer